UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                              (Amendment No. ___)*


                             Pyramid Breweries, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    747135101
                                 (CUSIP Number)


                                  Martin Kelly
                                901 Gilman Street
                               Berkeley, CA 94710
                                  510-528-9880
       (Name, address and telephone number of person authorized to receive notices and communications)

                                 June 19 , 2001
             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

The information required in the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 pages

CUSIP No. 747135101                13D                        Page 2 of 4 Pages


      ---------- --------------------------------------------------------------
          1      NAME OF REPORTING PERSON

                 S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Martin Kelly
      ---------- --------------------------------------------------------------
          2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                 N/A                  (a)
                                      (b)
      ---------- --------------------------------------------------------------
          3      SEC USE ONLY


      ---------- --------------------------------------------------------------
          4      SOURCE OF FUNDS

                 SC
      ---------- --------------------------------------------------------------
          5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                 N/A
      ---------- --------------------------------------------------------------
          6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 USA
      ---------- --------------------------------------------------------------
                    NUMBER OF      7      SOLE VOTING POWER: 436,671
                     SHARES
                  BENEFICIALLY     8      SHARED VOTING POWER: 0
                    OWNED BY
                      EACH         9      SOLE DISPOSITIVE POWER: 436,671
                    REPORTING
                     PERSON        10     SHARED DISPOSITIVE POWER: 0
                      WITH
      -------------------------------------- --------- ------------------------
         11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 436,671
      ---------- --------------------------------------------------------------
         12
      ---------- --------------------------------------------------------------
         13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 5.3%
      ---------- --------------------------------------------------------------
         14      TYPE OF REPORTING PERSON*

                 IN
      ---------- --------------------------------------------------------------

                                                                Page 3 of 4
Item 1.  Security and Issuer.

     This statement relates to the common stock of Pyramid Breweries, Inc. The address of the principal executive office of Pyramid Breweries, Inc. is 91 S. Royal Brougham Way, Seattle, Washington 98134.

Item 2.  Identity and Background.

     (a) Martin Kelly
     (b) 901 Gilman Street, Berkeley, CA 94710
     (c) Chairman of the Board and Chief Executive Officer,
          Pyramid Breweries, Inc.
     (d) None
     (e) None
     (f) United States

Item 3. Source and Amount of Funds or Other Consideration

     The consideration for the acquisition of the shares was $786,818. The purchase price was loaned to Mr. Kelly by Pyramid Breweries, Inc. The loan has a ten year term, bears interest at 5.6% per annum and is secured by Mr. Kelly's stock in Pyramid Breweries, Inc.

Item 4.  Purpose of Transaction.

     Mr. Kelly is the Chief Executive Officer of the issuer of the securities. The purpose of the transaction was to increase Mr. Kelly's equity ownership in the company. The transaction was negotiated between Mr. Kelly and the Compensation Committee of the company's Board of Directors.

     (a) None
     (b) None
     (c) None
     (d) None
     (e) None
     (f) None
     (g) None
     (h) None
     (i) None
     (j) None

Item 5.  Interest in Securities of the Issuer.

     (a) 436,671 shares of common stock, representing 5.3% of the outstanding shares

     (b) 436,671 shares--sole dispositive and voting power

     (c) On June 19, 2001, Mr. Kelly acquired 387,400 shares upon exercise of options at an average exercise price of $2.031.

     (d) Not applicable

     (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Mr. Kelly acquired 387,400 shares of the issuer's common stock pursuant to the exercise of existing stock options and additional options granted pursuant to a Stock Purchase and Restriction Agreement dated June 19, 2001. The issuer loaned Mr. Kelly the funds to acquire the shares and also loaned him an amount sufficient to pay federal withholding tax due upon the exercise of the options. Under the terms of the agreement, the issuer has the right to repurchase certain of the shares acquired if Mr. Kelly's employment with the issuer is terminated. This repurchase right lapses over time. Mr. Kelly has the right to require the issuer to repurchase up to 75,000 shares at fair market value at any time. In addition, if Mr. Kelly's employment is terminated without cause, he may require the issuer to repurchase all of the shares at fair market value, or if fair market value is less than the outstanding balance of the loans to the issuer, the repurchase price will be Mr. Kelly's cost, up to the outstanding loan balance.

Item 7.  Material to be filed as Exhibits.

    (a) Stock Purchase and Restriction Agreement dated June 19, 2001.
    (b) Promissory Note dated June 19, 2001.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

June 29, 2001
Date


/s/ Martin Kelly
Signature

Martin Kelly
Name (Typed)